Filed by Tesla Motors, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Filer: Tesla Motors, Inc.

Subject Company: SolarCity Corporation

Form S-4 File No.: 333-213390

Date: October 28, 2016

The following was presented to stockholders of Tesla Motors, Inc. on October 28, 2016.

TESLA SolarCity

TODAY Record High CO2 Levels—404 PPM

CO 2 LEVELS OVER TIME SOURCE: CLIMATE. NASA. GOV Today: 404 PPM Highest Historical CO2 Level 1950: 315 PPM

TESLA MISSION Accelerate the world’s transition to sustainable energy

What do we want the future to look like?

THE FUTURE WE WANT Generation Storage Transport

THE FUTURE WE WANT

DAILY PEAK SOLAR

POWER WALL 2 $5,500 Powers lights, sockets, and refrigerator of a 4 bedroom house for a full day Scales to any size and full home power 14kW h / 7 k W ( PEAK)

POWER PACK 2 210 kWh / 50 kW Seamless Grid Integration Highest Power Density Inverter Unlimited Scalability

Southern California Edison 80 MWh Kauai Island Utility 52 MWh

SOLAR ROOFS

Beautiful, Affordable, Integrated

BEFORE

AFTER

TEXTURED GLASS TILE

BEFORE

AFTER

SLATE GLASS TILE

BEFORE

SMOOTH GLASS TILE

BEFORE

AFTER

TUSCAN GLASS TILE

WHY GLASS?

Terra Cotta Clay Tile Slate Tile Tesla Glass Tile

ORDER NOW AT TESLA. COM

TESLA SolarCity

TESLA

SolarCity


TODAY
Record High CO_2 Levels - 404 PPM


CO2 LEVELS OVER TIME
SOURCE: CLIMATE.NASA.GOV
Today: 404 PPM
1950: 315 PPM
Highest Historical CO2 Level
CO2 (PARTS PER MILLION)
420
380
340
300
260
220
180
450
400
350
300
250
200
150
100
50
0
50
THOUSANDS OF YEARS BEFORE TODAY (0=1950)

TESLA MISSION

Accelerate the world's transition to **sustainable energy**



What do we want the future to look like?



THE FUTURE WE WANT


Generation


Storage


Transport

THE FUTURE WE WANT




TESLA



DAILY PEAK SOLAR


90°
45°
0°
POSITION OF THE SUN
12 AM
6 AM
NOON
6 PM
12 AM
TIME OF DAY


TESLA

14kWh / 7kW (PEAK)

POWERWALL 2

$5,500

Powers lights, sockets, and refrigerator of a 4 bedroom house for a full day

Scales to any size and full home power


TESLA

POWERPACK 2

210 kWh / 50 kW

Seamless Grid Integration

Highest Power Density Inverter

Unlimited Scalability


Southern California Edison 80 MWh
Kauai Island Utility 52 MWh
TESLA
TESLA


SOLAR ROOFS


Beautiful, Affordable, Integrated


BEFORE


AFTER


TEXTURED GLASS TILE


BEFORE


AFTER


SLATE GLASS TILE


BEFORE




SMOOTH GLASS TILE


BEFORE


AFTER


TUSCAN GLASS TILE

WHY GLASS?


Terra Cotta
Clay Tile
Slate Tile
Tesla Glass Tile


ORDER NOW AT TESLA.COM

TESLA

SolarCity